SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LONE OAK ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.0001 Par Value

(Title of Class of Securities)

G5693V 105

(CUSIP Number of Class of Securities)

Berke Bakay
(972) 207-3254
5524 E. Estrid Ave.
Scottsdale, AZ 85254

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation* $4,151,271.56	Amount of filing fee* $566.24**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 505,636 outstanding ordinary shares of Lone Oak Acquisition Corporation, par value $0.001 per share, at the tender offer price of $8.21 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

The purpose of this Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”) on October 25, 2013, as amended, is to file as an exhibit a press release announcing the extension of the tender offer. Except for Item 12, there have been no other changes to the Schedule TO.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated November 22, 2013. *
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*
(a)(5)(A)	Presentation*
(a)(5)(B)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of December 31, 2012.*
(a)(5)(C)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of August 31, 2013.*
(a)(5)(D)	Press Release dated November 27, 2013
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)	Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto (Incorporated by reference to the Report of Foreign Private Issuer filed by Lone Oak dated October 25, 2013).*
(d)(1)(B)	Form of Voting Agreement between Lone Oak Acquisition Corporation and the signatories thereto. *
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LONE OAK ACQUISITION CORPORATION

By:	/s/ Can Aydinoglu
Name: Can Aydinoglu Title: Chief Financial Officer

Date: November 27, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated November 22, 2013. *
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*
(a)(5)(A)	Presentation*
(a)(5)(B)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of December 31, 2012.*
(a)(5)(C)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of August 31, 2013.*
(a)(5)(D)	Press Release dated November 27, 2013
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)	Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto (Incorporated by reference to the Report of Foreign Private Issuer filed by Lone Oak dated October 25, 2013).*
(d)(1)(B)	Form of Voting Agreement between Lone Oak Acquisition Corporation and the signatories thereto. *
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.